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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: November 12, 2026

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

The information included in this report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (Nos. 333-284302 and 333-288491) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777, 333-284301, 333-290218 and 333-298080), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the nine-month period ended September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

November 12, 2026	By:	/s/ André Choulika
André Choulika
Chief Executive Officer